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                                                           SEC USE ONLY
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                                                   DOCUMENT SEQUENCE NO.

                                                   CUSIP NUMBER:

                                                   WORK LOCATION:


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933




ATTENTION:    Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

------------------------------------------------------------------------------------------------------------------------------------
1 (a)   NAME OF ISSUER
 (Please type or print)        (b) IRS IDENT.NO.  (c) S.E.C. file no.
        Coach, Inc.            52-2242751            1-16153
------------------------------------------------------------------------------------------------------------------------------------
1 (d) ADDRESS OF ISSUER        STREET                    CITY           STATE                ZIP CODE   (e) TELEPHONE NO.

                                                                                                          AREA Code          NUMBER
                               516 W. 34th STREET        NEW YORK,      NY                   10001         212              594-1850
------------------------------------------------------------------------------------------------------------------------------------


2 (a) NAME OF PERSON          (b) IRS IDENT. NO.   (c)RELATIONSHIP      (d) ADDRESS STREET      CITY       STATE     ZIP CODE
      FOR WHOSE ACCOUNT                                TO ISSUER
      THE SECURITIES                                   Officer,
      ARE TO BE SOLD

      Lew Frankfort                                    Director           C/O COACH, INC.,      NEW YORK,  NY         10001
                                                                          516 W. 34TH ST.,
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.




              (b)                                                                       (e)             (f)
              Name and Address of Each                 (c)               (d)            Number of       Approximate
3 (a)         Broker Through Whom the   SEC USE ONLY    Number of Shares  Aggregate     Shares or       Date of Sale  (g)
Title of the  Securities are to be                      or Other Units    Market        Other Units     (See instr.   Name of Each
  Class of    Offered   or Each Market  BROKER-DEALER   To Be Sold        Value         Outstanding     3(f))         Securities
 Securities   Maker  who is Acquiring   FILE NUMBER     (See instr.       (See instr.   (See instr.     (MO. DAY      Exchange
 To Be Sold   the Securities                               3(c))           3(d))        3(e))              YR.)       (See instr.
                                                                                                                         3(g))


------------------------------------------------------------------------------------------------------------------------------------
Common        Mellon Investor Services                   260,000 *       $14,154,400**  44,352,422     June  12,2002  New York Stock
Stock, par    85 Challenger Road                                                                                      Exchange
value $.01    Ridgefield Park,
per share     NJ 07660

* Note: these shares are being sold pursuant to the Issuer's 2000 Stock Incentive Plan in connection with the cashless exercise of stock options described in Table I below. This sale is to cover the purchase of a second home and to pay taxes on the sale of stock. After this transaction, Lew Frankfort's outright ownership in COH shares remains at nearly 190,000 shares, and his total ownership, including shares subject to options, is at nearly 1,400,000 million shares, reflecting his positive outlook for the Company's prospects.

 ** Based upon $54.44 per share as of June 11, 2002.


INSTRUCTIONS:

1.  (a)  Name of issuer

    (b)  Issuer's I.R.S. Identification Number

    (c)  Issuer's S.E.C. file number, if any

    (d)  Issuer's address, including zip code

    (e)  Issuer's telephone number, including area code


2.  (a)  Name of person for whose account the securities are to be sold


    (b)  Such person's I.R.S. Identification number, if such person is an entity

    (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

    (d)  Such person's address, including zip code



 3. (a)  Title of the class of securities to be sold

    (b) Name and address of each broker through whom the securities are intended to be sold


    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

    (f)     Approximate date on which the securities are to be sold

    (g) Name of each securities exchange, if any, on which the securities are intended to be sold


--------------------------------------------------------------------------------
                      TABLE I -- SECURITIES TO BE SOLD

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                       VALID OMB CONTROL NUMBER.               SEC 1147   (7-97)

              Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                                 NAME OF PERSON FROM
                                                                    WHOM ACQUIRED            AMOUNT OF
    TITLE OF    DATE YOU        NATURE OF ACQUISITION             (IF GIFT, ALSO GIVE        SECURITIES    DATE OF      NATURE OF
   THE CLASS    ACQUIRED            TRANSACTION                     DATE  ACQUIRED)           ACQUIRED     PAYMENT       PAYMENT
   ---------    --------            -----------                     ----  ---------           --------     -------       -------
Common Stock,   June 12,         Exercise of Stock Options            Coach, Inc.             411,385      June 12,      Cashless
par value $.01   2002                                                                                        2002       Exercise of
per share                       Options under Coach, Inc. 2000                                                         Stock Options
                                 Stock Incentive Plan; shares
                               registered under Securities Act
                                        of 1933.





INSTRUCTIONS:     1.  If the securities were purchased and full payment
                      therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



                  2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph
                      (d)(3) of Rule 144, furnish full information with respect thereto.



--------------------------------------------------------------------------------
              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                   DATE OF          AMOUNT OF
          NAME AND ADDRESS OF SELLER                 TITLE OF SECURITIES SOLD       SALE         SECURITIES SOLD      GROSS PROCEEDS
          --------------------------                 ------------------------       ----         ---------------      --------------



REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


          June 12, 2002                                  /s/ LEW FRANKFORT
-------------------------------                   ------------------------------
          DATE OF NOTICE                                   (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
               Any copies not manually signed shall bear typed or
                              printed signatures.

ATTENTION:

   INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S.C. 1001)